

September 28, 2011

Via Email
Mr. Michael Dodak
Interim Chief Financial Officer
Solar Energy Initiatives, Inc.
818 A1A North, Suite 202
Ponte Vedra Beach, Florida 32082

      Re: **Solar Energy Initiatives, Inc**.
               Form 10-K for the Fiscal Year Ended July 31, 2010
               Filed November 15, 2010
               Form 10-Q for the Quarter Ended April 30, 2011
               Filed June 20, 2011
               File No. 333-148155

Dear Mr. Dodak:

      We have reviewed your response filed September 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1. We note your response to prior comment 1 from our letter dated August 1, 2011. We reissue this comment in its entirety.

Note 13. Equity Method Investee, page 23

2. We note your response to prior comment 2. We further note from your response that you held a 16% ownership in Martin's Creek NC, LLC and that you accounted for your investment in Martin's Creek NC, LLC as an equity investment as of July 31, 2010 due to the fact that you did not hold a majority voting interest. However, your analysis does not take into account that all of the other owners of this entity are related parties. Paragraph 810-10-15-8 of the FASB Accounting Standards Codification states that "the *usual* condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control *may* also exist with a *lesser percentage of ownership*, for example, by contract, lease, agreement with other stockholders, or by court decree" (emphasis added). Please specifically address how you considered the fact that the other owners of the entity are related parties in determining that you should account for your holdings in Martin's Creek as an equity investment as of July 31, 2010 rather than consolidating this entity within your financial statements. Refer to FASB ASC 810-10.

3. Further to the above, please explain to us in more detail why you would only change the accounts entitled "investment in equity method investee" and "other receivable from equity method investee" to "investment in variable interest entity" and "other receivable from variable interest entity" within your amendments to your October 31, 2010 and January 31, 2011 Forms 10-Q to consolidate Martin's Creek NC, LLC. Discuss why you would not eliminate these accounts and record Martin's Creek NC, LLC asset and liabilities as of October 31, 2010 and January 31, 2011 after eliminating any intercompany transactions.

Form 10-Q for the Quarter Ended April 30, 2011

Note 13. Stockholders' Deficit, page F-16

4. We note your response to prior comment 4. Your response does not fully address our comment. As previously requested, please explain to us in more detail how you accounted for these units at issuance including the racheted provisions during the nine months ended April 30, 2011.   Cite the accounting literature relied upon and how you applied it to your situation.

Note 14. Martins Creek Solar NC, LLC, page F-18

5. We note that you disposed of your interest in Martins Creek Solar NC, LLC in February 2011. Please explain to us how you accounted for the disposal of the investment and the associated deconsolidation of Martins Creek from your financial statements.

6. Further to the above, you state that your loan to Martins Creek was repaid with the proceeds from the sale of Martins Creek. However, we note that the balance of the loan was $530,000

as of July 31, 2010 and the proceeds of the sale were $237,492. Please explain to us in greater detail how the loan was repaid. Clarify if any amounts from the loan were written off in connection with the sale and how you have reflected any loss from the write-off of the loan in the financial statements.

7. Please explain to us in greater detail your disclosure that you recognized revenues and cost of sales on the project of $377,492 and $482,248, respectively. Tell us when such revenues and cost of sales were recognized. Explain how the operating loss for Martins Creek was funded.

8. Please tell us how the sale of Martins Creek impacted that entity's outstanding bank loan. Please also describe how the sale impacted your guarantees on such debt.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief